SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

TELEGLOBE UNSECURED CREDITORS LAWSUIT LAUNCHED

Montréal (Québec), May 27, 2004 — BCE Inc. (TSX, NYSE: BCE) today announced that a lawsuit was filed yesterday in the United States Bankruptcy Court for the District of Delaware against BCE Inc. and ten former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors.

This lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, misrepresentation by BCE Inc. and breach, and aiding and abetting breaches, of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.

BCE Inc. strongly believes that the plaintiffs' claims are without merit or foundation and denies any liability. Furthermore, BCE Inc. intends to take all necessary steps to vigorously defend its position to the fullest extent possible.

About BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements that reflect the current views and expectations of BCE Inc. with respect to future events including the merit of the lawsuit referred to in this news release. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “intend”, “anticipate”, “expect”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions including the fact that the final outcome of any legal proceeding cannot be predicted with certainty. Actual results and events may vary significantly.

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For further information:

Nick Kaminaris Communications (514) 786-3908 Web Site: www.bce.ca	George Walker Investor Relations (514) 870-2488

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: May 27, 2004